UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549
_________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

          STARTECH ENVIRONMENTAL CORPORATION
(Name of Issuer)

               Common Stock, no par value
(Title of Class of Securities)

                           855906103
(CUSIP Number)

Arthur J. Steinberg, Esq.,
not individually but solely in his capacity as Receiver
of Northshore Asset Management, LLC and Related Entities
c/o King & Spalding LLP
1185 Avenue of the Americas
New York, NY 10036-4003

                        (212) 556-2100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                     November 12, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 855906103	SCHEDULE 13D	PAGE 2 OF 19 PAGES

1		NAMES OF REPORTING PERSONS: Northshore Asset Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * OO - Investment Funds
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [X]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,806,391 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,806,391 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,806,391
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14		TYPE OF REPORTING PERSON * OO (Limited Liability Company)
(1) See Item 5 herein.

* SEE INSTRUCTIONS

CUSIP NO. 855906103	SCHEDULE 13D	PAGE 3 OF 19 PAGES

1		NAMES OF REPORTING PERSONS: Astor Fund, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,558,347 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,558,347 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,558,347
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14		TYPE OF REPORTING PERSON * PN
(2) See Item 5 herein.

* SEE INSTRUCTIONS

CUSIP NO. 855906103	SCHEDULE 13D	PAGE 4 OF 19 PAGES

1
NAMES OF REPORTING PERSONS: Arthur J. Steinberg, not individually but solely in his capacity as Receiver of Northshore Asset Management, LLC and Related Entities
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,806,391 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,806,391 (3)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,806,391
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14		TYPE OF REPORTING PERSON * OO (Receiver)
(3) See Item 5 herein.

* SEE INSTRUCTIONS

CUSIP NO. 855906103	SCHEDULE 13D	PAGE 5 OF 19 PAGES

1
NAMES OF REPORTING PERSONS: Connecticut Banking Commissioner Howard F. Pitkin (successor to John P. Burke), not individually but solely in his capacity as Receiver of Circle Trust Company
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,806,391 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,806,391
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON * OO (Receiver)
(4) See Item 5 herein.
* SEE INSTRUCTIONS

Item 1.  Security and Issuer

This Amendment No. 13 to Schedule 13D relates to shares of common stock, no par value (the “Common Stock”), of Startech Environmental Corporation, a Colorado corporation (the “Issuer”).  This Amendment No. 13 amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the “Commission”) on July 28, 2003, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12 filed with the Commission on July 28, 2004, September 8, 2004, April 8, 2005, October 5, 2005, January 5, 2006, February 2, 2006, March 17, 2006, April 6, 2006, April 28, 2006, May 31, 2006, July 10, 2006 and October 10, 2007, respectively (the Schedule 13D as previously amended is herein referred to as the “Schedule 13D”).  The address of the principal executive offices of the Issuer is 88 Danbury Road, Suite 2A, Wilton, CT 06897.

On February 16, 2005, Mr. Arthur J. Steinberg was appointed temporary receiver of Northshore Asset Management, LLC (“Northshore”), Saldutti Capital Management, L.P. (“SCM”), Ardent Research Partners, L.P. (“Ardent Domestic”) and Ardent Research Partners, Ltd. (“Ardent Offshore”) pursuant to an order (the “Order”) of the United States District Court for the Southern District of New York (the “District Court”), dated February 16, 2005, in connection with the case captioned Securities and Exchange Commission v. Northshore Asset Management, LLC, et al., Civil Action No. 05-CV-2192 (RO) (the “Action”).  Pursuant to an oral order entered on February 25, 2005, the District Court named Mr. Arthur J. Steinberg the permanent receiver.  Mr. Steinberg, not individually but solely in his capacity as the receiver of Northshore and related entities, is referred to herein as the “Northshore Receiver.”  Pursuant to a written order entered on September 9, 2005, the District Court converted the temporary restraining order in the Order into a preliminary injunction.  The Northshore Receiver has filed the Schedule 13D and this Amendment No. 13 solely in his capacity as the Northshore Receiver and related entities and not in his individual capacity.

The information contained in Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and this Amendment No. 13 to the Schedule 13D regarding the shares of Common Stock that may be beneficially owned by the Northshore Receiver, Astor Fund, L.P. (“Astor”), Northshore and related entities is primarily based upon a review of certain brokerage account statements and account information delivered prior to the date hereof to the Northshore Receiver by certain brokers for Northshore and related entities.

The Northshore Receiver and the Connecticut Banking Commissioner Howard F. Pitkin  (successor to John P. Burke) (the “Circle Receiver”), not individually but solely in his capacity as receiver of Circle Trust Company (“Circle Trust”), expressly disclaim knowledge as to the completeness and the accuracy of the information contained in the Schedule 13D (and this Amendment No. 13).  Each reference in the Schedule 13D and this Amendment No. 13 to the Circle Receiver prior to October 1, 2006 refers to John P. Burke, Connecticut Banking Commissioner, acting in such capacity, and each reference to the Circle Receiver on and after October 1, 2006 refers to Howard F. Pitkin, Connecticut Banking Commissioner, acting in such capacity.  The filing of the Schedule 13D (or any amendment thereto) shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of any securities covered by the Schedule 13D, as amended.  “Reporting Persons” means, as of the date of this Amendment No. 13, the Northshore Receiver, the Circle Receiver, Northshore and Astor.  The Circle Receiver specifically disclaims any knowledge as to matters not specifically pertaining to the Circle Receiver contained herein.  The Northshore Receiver is in the process of confirming and verifying the facts and circumstances stated in the Schedule 13D and this Amendment No. 13, and therefore, all statements made therein and herein are made based upon the Northshore Receiver’s current information and belief and subject to confirmation, correction, change and future amendment.

Item. 2. Identity and Background.

Item 2 of the Schedule 13D is amended as follows:

“The Receiver's business address as of October 14, 2008 is c/o King & Spalding LLP, 1185 Avenue of the Americas, New York, NY 10036-4003 and his principal occupation is an attorney at King & Spalding LLP, a law firm, at the address set forth above.  All disclosures in the Schedule 13D to the Receiver’s business address and occupation are amended and superseded by the prior sentence.”

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

“On July 18, 2003, Northshore and the Issuer entered into a Stock Purchase and Registration Rights Agreement (the “Stock Purchase Agreement”), pursuant to which, among other things, Northshore purchased 2,133,333 shares of Common Stock from the Issuer in consideration for $1.6 million in cash.  A copy of the Stock Purchase Agreement was attached as Exhibit 1 to the Schedule 13D filed on July 28, 2003.

On July 22, 2003, Northshore and the Issuer entered into another Stock Purchase Agreement (the “Second Stock Purchase Agreement,” and as amended and together with the Stock Purchase Agreement, the “Stock Purchase Agreements”), pursuant to which, among other things, the Issuer agreed (i) to sell to Northshore 1,866,667 shares of Common Stock for $1.4 million on or about July 23, 2003, (ii) to sell to Northshore 1,333,333 shares of Common Stock (the “Second Tranche”) for $1.0 million on or about July 25, 2003, and (iii) to sell up to an additional $1.0 million of Common Stock (the “Third Tranche”) to Northshore, at the sole option of Northshore, on or about August 15, 2003, at a price per share equal to a 25% discount from the average closing price of the Common Stock during the 30 consecutive trading days prior to the date of the closing of such sale.  A copy of the Second Stock Purchase Agreement was attached as Exhibit 2 to the Schedule 13D filed on July 28, 2003.

On July 30, 2003, Northshore and the Issuer entered into an amendment to the Second Stock Purchase Agreement (the “Stock Purchase Amendment”), pursuant to which, among other things, the Issuer agreed to (i) amend the number of shares of Common Stock in the Second Tranche to be equal to $1,000,000.00 divided by the average closing price per share of Common Stock for the 30 consecutive trading days prior to the date of the closing of the purchase of the Second Tranche less a 25% discount, (ii) delay the closing of the sale of the Second Tranche until on or before October 15, 2003, (iii) amend the number of shares of Common Stock in the Third Tranche to be a number of shares of Common Stock equal to a quotient, the numerator of which is an amount up to $1,000,000, and the denominator of which is an amount equal to the average closing price of the Common Stock for the 30 consecutive trading days immediately preceding the date of the closing of the purchase of the Third Tranche less a 25% discount and (iv) delay the closing of the sale of the Third Tranche until on or before December 15, 2003.  A copy of the Stock Purchase Amendment was attached as Exhibit 3 to Amendment No. 12 to the Schedule 13D filed on October 10, 2007.

The Stock Purchase Agreements grant the holders of the Common Stock purchased thereunder demand registration rights with respect to such shares of Common Stock, subject to the limitations contained therein.  In addition, the holders of the Common Stock were also granted piggyback registration rights, subject to the limitations contained in the Stock Purchase Agreements.

Pursuant to the terms of the Stock Purchase Agreement, prior to the closing thereunder, each of Joseph S. Klimek, Kevin M. Black, Brendan J. Kennedy, Richard M. Messina, John E. Joyner and Thomas Atkins submitted his resignation from the Board of Directors of the Issuer.  At such closing, or as soon as practicable thereafter under applicable laws, Joseph F. Longo, as the sole remaining member of the Issuer’s Board of Directors, agreed to appoint each of Peter H. Shipman, Henry G. Ciocca, Kenneth J. Slepicka and Douglas R. Ballew to fill the vacancies created on the Issuer’s Board of Directors, to serve until their respective successors are duly elected and qualified or their respective earlier resignation or removal.

The summary of the Stock Purchase Agreements and the Stock Purchase Amendment contained in the Schedule 13D and this Amendment No. 13 does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, such Stock Purchase Agreements and the Stock Purchase Amendment, which are exhibits hereto and hereby incorporated herein in their entirety by this reference.

On August 27, 2004, Northshore contributed 1,000,000 shares of Common Stock that Northshore held for the benefit of NSCT, LLC (an affiliate of Northshore) to the capital of Circle Trust (the “Subject Securities”).  NSCT, LLC beneficially owns approximately 94% of the equity of Circle Trust.  The Common Stock was contributed to Circle Trust for the purpose of meeting capital requirements applicable to Circle Trust.  Circle Trust is a Connecticut state-chartered limited purpose trust company.

Pursuant to the Order and subsequent orders of the District Court, Arthur Steinberg, Esq. was appointed to act as the receiver for Northshore, SCM, Ardent Domestic and Ardent Offshore (and certain other affiliated entities).  The Northshore Receiver’s appointment was made to (1) preserve the status quo, (2) ascertain the financial condition of Northshore, SCM, Ardent Domestic and Ardent Offshore, and the disposition of investor funds, (3) prevent further dissipation of Northshore’s, SCM’s, Ardent Domestic’s and Ardent Offshore’s property and assets, to prevent loss, damage, and injury to investors, (4) preserve Northshore’s, SCM’s, Ardent Domestic’s and Ardent Offshore’s books, records and documents, and (5) be available to respond to investor inquiries.

To effectuate the foregoing, the Northshore Receiver was empowered under the Order to, among other things, take and retain immediate possession and control of all of Northshore’s, SCM’s, Ardent Domestic’s and Ardent Offshore’s (and their respective subsidiaries’ and affiliates’) assets and property, and all books, records, and documents of Northshore, SCM, Ardent Domestic and Ardent Offshore (and their respective subsidiaries and affiliates), and all of Northshore’s, SCM’s, Ardent Domestic’s and Ardent Offshore’s (and their respective subsidiaries’ and affiliates’) rights and powers with respect thereto.  A copy of the Order was attached as Exhibit A to Amendment No. 3 to the Schedule 13D filed on April 8, 2005.  The summary of the Order contained in the Schedule 13D and this Amendment No. 13 does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, the Order, which is an exhibit hereto and hereby incorporated herein in its entirety by this reference.

Due to the powers and authority conveyed upon the Northshore Receiver by the Order, other orders entered by the District Court and certain other matters, the Northshore Receiver may be deemed to share beneficial ownership of the shares of Common Stock reported herein.  See Item 5.

On September 30, 2005, pursuant to the provisions of Chapter 664c of the Connecticut General Statutes, the Superior Court for the Judicial District of Hartford, Connecticut (the “Connecticut Court”) appointed the Connecticut Banking Commissioner, John P. Burke, as receiver of Circle Trust.  On October 1, 2006, Howard F. Pitkin was appointed as successor to John P. Burke to serve as the Connecticut Banking Commissioner and the Circle Receiver.

The Northshore Receiver and the Circle Receiver each believe that they have certain claims, rights and remedies with respect to the Subject Securities.

On January 4, 2006, the Northshore Receiver and the Circle Receiver entered into a Co-Sale Agreement pursuant to which they reached certain agreements with respect to the disposition of the Subject Securities (the “Co-Sale Agreement”).  As a result of the entry into the Co-Sale Agreement, Amendment No. 1 to the Co-Sale Agreement, the Letter Agreement, the Second Co-Sale Agreement, Amendment No. 1 to the Second Co-Sale Agreement and the Settlement Agreement (each as defined below), the Northshore Receiver and the Circle Receiver may be deemed to be a “group” under Rule 13d-5 promulgated under the Exchange Act, and as a result may be deemed to share beneficial ownership of 4,806,391 shares of Common Stock.

The Northshore Receiver and the Circle Receiver entered into the Co-Sale Agreement (as well as Amendment No. 1 to the Co-Sale Agreement, the Letter Agreement, the Second Co-Sale Agreement, Amendment No. 1 to the Second Co-Sale Agreement and the Settlement Agreement (each as defined below)) in the context of a disagreement between them concerning the rightful ownership of the Subject Securities.

Effective as of January 31, 2006, the Northshore Receiver and the Circle Receiver entered into Amendment No. 1 to the Co-Sale Agreement pursuant to which they extended the term of the Co-Sale Agreement (“Amendment No. 1 to the Co-Sale Agreement”).

Effective as of March 3, 2006, each of the Northshore Receiver and the Circle Receiver agreed not to sell or enter into any agreement for the sale of the shares of Common Stock that may be deemed to be beneficially owned by them without the written consent of the other through and including March 31, 2006 as reflected in a certain letter agreement (the “Letter Agreement”).

The Letter Agreement terminated on March 31, 2006.  Effective as of March 31, 2006, the Northshore Receiver and the Circle Receiver entered into the Second Co-Sale Agreement pursuant to which they reached certain agreements with respect to the disposition of certain shares of Common Stock that may be deemed to be beneficially owned by them (the “Second Co-Sale Agreement”).  Effective as of April 28, 2006, the Northshore Receiver and the Circle Receiver entered into Amendment No. 1 to the Second Co-Sale Agreement pursuant to which they extended the term of the Second Co-Sale Agreement (“Amendment No. 1 to the Second Co-Sale Agreement”).  The Second Co-Sale Agreement, as amended, remained in effect until the Settlement Agreement became effective.

On May 25, 2006, the Northshore Receiver and the Circle Receiver entered into a Settlement Agreement pursuant to which they reached certain agreements with respect to the disposition, sharing of the proceeds upon disposition and the voting in certain circumstances of the Subject Securities and certain other matters pertaining to the disposition of the shares of Common Stock that may be beneficially owned by them (the “Settlement Agreement”).  The effectiveness of the Settlement Agreement was subject to the receipt by the Northshore Receiver of an order of the District Court approving the Settlement Agreement (the “US Order”) and the receipt by the Circle Receiver of an order of the Connecticut Court approving the Settlement Agreement (the “Connecticut Order”).

On June 30, 2006, the Settlement Agreement became effective as the Northshore Receiver received the US Order and the Circle Receiver received the Connecticut Order, fulfilling the conditions of the Settlement Agreement.

The Northshore Receiver is in the process of seeking an order of the District Court authorizing the Northshore Receiver to enter into an Amended and Restated Settlement Agreement with the Circle Receiver (the “Amended and Restated Settlement Agreement”), in substantially the form of the Amended and Restated Settlement Agreement filed as Exhibit 2 to this Amendment No. 13 to the Schedule 13D.  If the District Court issues such order, the Amended and Restated Settlement Agreement will amend and restate the Settlement Agreement and, pursuant to the Amended and Restated Settlement Agreement, the Northshore Receiver will no longer have investment or voting control over the Subject Securities.  The Amended and Restated Settlement Agreement continues the economic arrangements of the Settlement Agreement with regard to the sharing of the proceeds upon disposition of the Subject Securities.

The Northshore Receiver is also in the process of seeking an order of the District Court authorizing the Northshore Receiver to distribute the other 3,806,391 shares of Common Stock of the Issuer covered hereby and beneficially owned by the Northshore Receiver pursuant to the Northshore Receiver’s Equitable Plan of Distribution which was approved by order dated July 31, 2006, of the District Court in the Action, as such plan may be amended from time to time, to certain partners, members, stockholders, investors, interest holders and/or creditors of Northshore, SCM, Astor, Ardent Domestic, and/or Ardent Offshore.  If the District Court issues such order, the Northshore Receiver shall effectuate such distribution.  Such distribution will be made under the Registration Statement (as defined below).  A copy of the written prospectus forming a part of the Registration Statement meeting the requirements of Section 10 of the Securities Act of 1933, as amended, may be obtained either from the Northshore Receiver or the Commission’s website at http://www.sec.gov.

A copy of the Co-Sale Agreement was filed as Exhibit 2 to Amendment No. 5 to the Schedule 13D filed on January 5, 2006.  A copy of Amendment No. 1 to the Co-Sale Agreement was filed as Exhibit 2 to Amendment No. 6 to the Schedule 13D filed on February 2, 2006.  The Letter Agreement was filed as Exhibit 2 to Amendment No. 7 to the Schedule 13D filed on March 17, 2006.  A copy of the Second Co-Sale Agreement was filed as Exhibit 2 to Amendment No. 8 to the Schedule 13D filed on April 6, 2006.  A copy of Amendment No. 1 to the Second Co-Sale Agreement was filed as Exhibit 2 to Amendment No. 9 to the Schedule 13D filed on April 28, 2006.  A copy of the Settlement Agreement was filed as Exhibit 2 to Amendment No. 10 to the Schedule 13D filed on May 31, 2006.  The summary of the foregoing agreements or instruments (including the Amended and Restated Settlement Agreement) contained in the Schedule 13D and this Amendment No. 13 does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, each such agreement or instrument, which are exhibits hereto and hereby incorporated herein in their entirety by this reference.

As reported in Amendment No. 5 to the Schedule 13D, the Northshore Receiver discovered that Ardent Domestic held warrants (now expired) to purchase 132,744 shares of Common Stock (the “Warrant Shares”) pursuant to a warrant agreement, dated February 20, 2004 (the “Warrant Agreement”).  A copy of the Warrant Agreement was attached to Amendment No. 5 to the Schedule 13D filed on January 5, 2006.  Pursuant to the Warrant Agreement and a related Stock Purchase and Registration Rights Agreement, dated as of January 22, 2004 (the “Ardent Purchase Agreement”), between the Issuer and Ardent Domestic, the warrants were exercisable through February 20, 2008 at exercise prices ranging from $4.89 to $6.89 per share.  The Ardent Purchase Agreement was attached as an Exhibit to Amendment No. 12 to the Schedule 13D filed on October 10, 2007.  The Ardent Purchase Agreement provides Ardent Domestic with piggyback registration rights with respect to the shares of Common Stock purchased under the Ardent Purchase Agreement, as well as with respect to the Warrant Shares.  The warrants issued under the Warrant Agreement expired according to their terms on February 20, 2008.  The summary of the Ardent Purchase Agreement and the Warrant Agreement contained in the Schedule 13D and this Amendment No. 13 does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, the Ardent Purchase Agreement and the Warrant Agreement, which were filed as Exhibits to Amendment No. 12 and Amendment No. 5, respectively, of the Schedule 13D and are hereby incorporated herein in their entirety by this reference.

The Northshore Receiver engages from time to time in negotiations with third parties relating to the disposition of some or all of the shares of Common Stock that the Northshore Receiver holds (including the Subject Securities) and may continue to do so in the future.  However, if the District Court issues the orders described above (and the distribution described above is consummated), the Northshore Receiver will no longer have investment or voting control over the shares of Common Stock covered hereby.  Pursuant to the Settlement Agreement, on and after June 30, 2007, the Circle Receiver may engage from time to time in negotiations with third parties relating to the sale of some or all of the Subject Securities and if the Amended and Restated Settlement Agreement becomes effective, the Circle Receiver will have sole investment and voting control with respect to the Subject Securities.

The Northshore Receiver, Northshore, Astor, Ardent Domestic, Ardent Offshore, the Circle Receiver and related parties may from time to time or at any time dispose of some or all of the shares of Common Stock reported herein, in each case in compliance with applicable law.  Pursuant to the Stock Purchase Agreements, a registration statement on Form S-1 (File No. 333-145903) (the “Registration Statement”) was filed with the Commission by the Issuer on September 6, 2007 (and amended and supplemented from time to time thereafter) with respect to, among other things, the resale of the shares of Common Stock purchased thereunder (and the Registration Statement also covers the other shares of Common Stock reported herein).  On June 3, 2008, the Registration Statement was declared effective by the Commission.

Except to the extent that the matters discussed in the Schedule 13D (and this Amendment No. 13 thereto) may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.  The Reporting Persons reserve the right to change their intentions with respect to all matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

“Subject to Item 1, the following information is current as of the date of Amendment No. 13 to the Schedule 13D.

a. All percentage of outstanding shares of Common Stock set forth herein are based on 23,326,178 shares of Common Stock outstanding as of September 15, 2008, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on September 15, 2008.

Northshore may be deemed to beneficially own 3,806,391 shares of Common Stock, which constitute approximately 16.3% of the outstanding shares of Common Stock due to the following: (i) 3,558,347 shares of Common Stock held by Northshore for the account of Astor, and (ii) 120,772 and 127,272 shares of Common Stock held by Ardent Domestic and Ardent Offshore, respectively, investment funds that are managed by SCM, which is owned by Northshore.  Northshore is also the general partner of Ardent Domestic.

Astor may be deemed to beneficially own 3,558,347 shares of Common Stock held for its account by Northshore, which constitute approximately 15.3% of the outstanding shares of Common Stock.

Based on the powers and authority granted to the Northshore Receiver by the Order, other orders of the District Court and other matters, the Northshore Receiver may be deemed to beneficially own 4,806,391 shares of Common Stock, which constitute approximately 20.6% of the outstanding shares of Common Stock due to the following:  (i) 3,558,347 shares of Common Stock held by Northshore for the account of Astor, (ii) 120,772 and 127,272 shares of Common Stock held by Ardent Domestic and Ardent Offshore, respectively, investment funds that are managed by SCM, which is owned by Northshore (and Northshore is the general partner of Ardent Domestic) and (iii) by virtue of the Settlement Agreement discussed in Item 4, 1,000,000 shares of Common Stock that may be deemed to be beneficially owned by the Circle Receiver.

Based on the powers and authority granted to the Circle Receiver by order of the Connecticut Court and other matters, the Circle Receiver may be deemed to beneficially own 4,806,391 shares of Common Stock, which constitute approximately 20.6% of the outstanding shares of Common Stock due to the following: (i) 1,000,000 shares of Common Stock that may be deemed to be beneficially owned by the Circle Receiver and (ii) by virtue of the Settlement Agreement discussed in Item 4, 3,806,391 shares of Common Stock that may be deemed to be beneficially owned by the Northshore Receiver.

See Items 2 and 4.

b. Northshore may be deemed to have shared power to direct the voting and disposition of an aggregate of 3,806,391 shares of Common Stock as follows: (i) Northshore may be deemed to have shared power with Astor and the Northshore Receiver to direct the voting and disposition of 3,558,347 shares of Common Stock held by Northshore for the account of Astor and (ii) Northshore may be deemed to have shared power with Ardent Domestic and Ardent Offshore, as applicable, and the Northshore Receiver to direct the voting and disposition of 120,772 and 127,272 shares of Common Stock held by Ardent Domestic and Ardent Offshore, respectively.  In addition, by virtue of the Settlement Agreement discussed in Item 4, Northshore may be deemed to have shared power with the Circle Receiver to direct the disposition (but not the voting) of such 3,806,391 shares of Common Stock.

Astor may be deemed to have shared power with Northshore and the Northshore Receiver to direct the voting and disposition of 3,558,347 shares of Common Stock held for its account by Northshore.  In addition, by virtue of the Settlement Agreement discussed in Item 4, Astor may be deemed to have shared power with the Circle Receiver to direct the disposition (but not the voting) of such 3,558,347 shares of Common Stock.

The Northshore Receiver may be deemed to have shared power to direct the voting and disposition of 3,806,391 shares of Common Stock beneficially owned in the aggregate by Northshore, Astor, Ardent Domestic and Ardent Offshore, and those entities may be deemed to have shared power with the Northshore Receiver to direct the voting and disposition of the shares of Common Stock that may be deemed to be beneficially owned by them, respectively.  In addition, by virtue of the Settlement Agreement discussed in Item 4, the Northshore Receiver may be deemed to have shared power with the Circle Receiver to direct the voting and disposition of 4,806,391 shares of Common Stock, including 1,000,000 shares of Common Stock of which the Circle Receiver may be deemed to have beneficial ownership.

The Circle Receiver may be deemed to have shared power with the Northshore Receiver to direct the voting of 1,000,000 shares of Common Stock that may be deemed to be beneficially owned by the Circle Receiver.  The Circle Receiver may be deemed to have shared power to direct the disposition of 4,806,391 shares of Common Stock as follows:  by virtue of the Settlement Agreement discussed in Item 4, (i) the Circle Receiver may be deemed to have shared power with the Northshore Receiver to direct the disposition of 1,000,000 shares of Common Stock that may be deemed to be beneficially owned by the Circle Receiver and (ii) the Circle Receiver may be deemed to have shared power to direct the disposition of 3,806,391 shares of Common Stock beneficially owned in the aggregate by the Northshore Receiver (3,806,391 shares), Northshore (3,806,391 shares), Astor (3,558,347 shares), Ardent Domestic and Ardent Offshore (120,772 and 127,272 shares, respectively), and those entities may be deemed to have shared power with the Circle Receiver to direct the disposition of such shares of Common Stock beneficially owned by them, respectively.

See Item 2.

c. Not applicable.

d. The Northshore Receiver and the Circle Receiver, pursuant to the Settlement Agreement, each have the right to certain proceeds from the sale of the Subject Securities.  See Item 4.

e. On October 1, 2006, John P. Burke retired as Connecticut Banking Commissioner and, accordingly, ceased to be the Circle Receiver, and was succeeded as the Connecticut Banking Commissioner and the Circle Receiver by Howard F. Pitkin.  At the time of his retirement, Mr. Burke ceased to have shared power to direct the voting and disposition of any shares of Common Stock and, accordingly, has ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by adding the following to the end thereof:

“See Item 4.”

Item 7.  Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding the following to the end thereof:

“The following additional document is filed as an exhibit to the Schedule 13D:

1.	Joint Filing Agreement.

2.	Form of Amended and Restated Settlement Agreement to be entered into by and between the Northshore Receiver and the Circle Receiver.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2008	/s/ Arthur J. Steinberg
ARTHUR J. STEINBERG, not individually
but solely in his capacity as Receiver of
Northshore Asset Management, LLC and related entities

/s/ Howard F. Pitkin
CONNECTICUT BANKING
COMMISSIONER HOWARD F. PITKIN
(successor to John P. Burke), not
individually but solely in his capacity
as Receiver of Circle Trust Company

Exhibits

1.	Joint Filing Agreement

2.	Form of Amended and Restated Settlement Agreement to be entered into by and between the Northshore Receiver and the Circle Receiver.